650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 7, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Jeff Kauten
Stephen Krikorian
Diane Fritz

Re:	Elastic N.V.
Draft Registration Statement on Form S-1
Submitted June 14, 2018
CIK: 0001707753

Ladies and Gentlemen:

On behalf of our client, Elastic N.V.1 (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 11, 2018 (the “July Letter”), relating to the above-referenced Draft Registration Statement on Form S-1. We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 14, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

[1]

Immediately prior to the completion of the Company’s initial public offering, the Company intends to change its corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and change its corporate name from Elastic B.V. to Elastic N.V.

austin     beijing     boston     brussels     hong kong     los angeles     new york     palo alto

san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

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Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	Please clarify how you define a Meetup member for purposes of your statement that your community includes 100,000 Meetup members.

The Company respectfully advises the Staff that Meetup members are individuals who opt into an Elasticsearch Meetup group on meetup.com, an independent third-party website that allows users to schedule online and in-person events. A Meetup group is organized around a common interest and facilitates meetings among the individuals belonging to such group. According to meetup.com, as of April 30, 2018, the Elasticsearch community on meetup.com contained over 100,000 Meetup members. Meetup groups are expected to create opportunities for members to participate in the Meetup and connect with other individuals with common interests. Meetup members voluntarily sign up for Meetup groups. Thus, the Company believes that the Elasticsearch Meetup group statistic is an indicator of active interest in its products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 95 of the Registration Statement to clarify how the Company defines a Meetup member for purposes of the statement that its community includes over 100,000 Meetup members.

2.

We note your statement that your products have been downloaded over 250 million times. Please clarify here and elsewhere as appropriate, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, the time period to which this measure relates and that this cumulative total includes your free and paid products. Also, separately disclose the total number of downloads for your paid products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 67, 95, 101 and 108 of the Registration Statement to include the time period for which this measure relates, and that this cumulative total includes the Company’s free and paid software.

Additionally, as described in the Registration Statement, the Company’s products include both open source and proprietary features, and some of the proprietary features are free while others are paid. The Company respectfully advises the Staff that the proprietary features rely on the open source features and cannot be used in isolation. Thus, customers who use proprietary features are also using open source features. Further, the Company does not restrict the downloads in any way. As part of the download process, the Company does not ask for

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information that would allow the Company to identify the user or which features they intend to use. After a distribution containing proprietary features is downloaded, the user may elect to use only the free features or purchase a subscription including the paid features. Further, once a customer purchases a subscription, it is still not possible for the Company to identify or attribute which historical downloads and which future downloads are used in conjunction with that subscription, since downloads are not restricted and the Company does not have the ability to identify whether a user who downloads our software is a customer. Accordingly, the Company respectfully advises the Staff that it is not possible to identify how many of the downloads are for paid subscriptions.

Risks Associated With Our Business and Investments in Our Ordinary Shares, page 7

3.

Disclose in the summary that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

The Company respectfully advises the Staff that it has revised the disclosure on page 7 of the Registration Statement to disclose that the Company’s directors, executive officers and principal stockholders will continue to have a substantial control over the Company after the offering, as well as the percentage of the Company’s voting power to be held by affiliates of the Company following the offering.

Risk Factors

Risks Related to the Business

We rely on channel partners to execute a portion of our sales…, page 27

4.	Please disclose the typical term of your agreements with your channel partners.

The Company respectfully advises the Staff that it has revised the disclosure on page 28 of the Registration Statement to include disclosure regarding the typical term of the Company’s agreements with its channel partners.

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A portion of our revenue is generated by sales to government entities…, page 37

5.	Please disclose the percentage of your revenue that is generated by sales to government entities.

In response to the Staff’s comment, the Company respectfully advises the Staff that it estimates that revenue from contracts with U.S. federal government entities represented less than 10% of the Company’s total revenue in fiscal 2018 and fiscal 2017. Additionally, an insignificant amount of revenue in those periods was attributable to contracts with state, local, and non-US government entities. Accordingly, the Company respectfully submits that it does not consider disclosure of the percentage of revenue attributable to government entities to be necessary for, or material to, an investor’s understanding of its business. Additionally, the Company advises the Staff that it is unable to accurately determine the exact percentage of revenue generated from contracts with government entities given the large number of disparate departments, agencies and other bodies who separately contract with the Company for which the affiliation with a government entity (or absence thereof) is not readily apparent to the Company.

We apply the Dutch Corporate Governance Code…, page 44

6.	Please clarify how you do not comply with the best practice provisions of the DCGC.

The DCGC contains suggested governance provisions for Dutch companies listed on an exchange, including a U.S. exchange. The Company respectfully advises the Staff that upon becoming a listed company, it will comply with all applicable provisions of the DCGC except where such provisions conflict with U.S. exchange listing requirements or with market practices in the United States or the Netherlands. More specifically, the Company intends to retain the ability to grant options and restricted stock units to non-executive directors. In addition, the Company intends to enter into an agreement with its executive director providing for (i) a severance payment in excess of one year base salary in certain events and (ii) a severance payment if the agreement is terminated at the initiative of the executive director. Furthermore, consistent with market practices in the Netherlands and the Dutch Civil Code, members of the Company’s board of directors may only be appointed upon binding nomination of the board of directors, which can only be overruled with two-thirds majority of votes cast representing at least 50% of the Company’s issued share capital.

In response to the Staff’s comment, the Company has accordingly revised the disclosure in the referenced risk factor on pages 45 and 46 of the Registration Statement and in “Description of Share Capital – Dutch Corporate Governance Code” on page 161 of the Registration Statement. The Company respectfully notes that the referenced risk factor includes a cross-reference to “Description of Share Capital – Dutch Corporate Governance Code,” where such governance aspects are discussed in more detail.

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Use of Proceeds, page 53

7.

You disclose that the net proceeds from the offering will be used for “general corporate purposes, including working capital, research and development, sales and marketing activities, general and administrative matters and capital expenditures.” Please consider disclosing the amount of proceeds that you plan to use to grow your business as outlined on pages 98 and 99, for example. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

The Company respectfully advises the Staff that, at the current time, the Company has no specific or preliminary plans for the proceeds from this offering other than the uses disclosed in the Registration Statement, and the Company has not yet quantified the amounts intended for these uses. The Company advises the Staff that it will further revise the disclosure in the Registration Statement should more specific determinations be made prior to the completion of this offering with respect to the use of proceeds from this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 64

8.	Please disclose the percentage of the Fortune 500 and Forbes Global 2000 that represent greater than $100,000 annual contract value (“ACV”).

The Company respectfully advises the Staff that its disclosure regarding the percentage of Fortune 500 and Forbes Global 2000 that are customers of the Company is intended to illustrate the number of large, sophisticated companies within the Company’s customer base. Conversely, the number of customers who represent greater than $100,000 in annual contract value (“ACV”), and the year-over-year growth in the number of such customers, is intended to facilitate an understanding of the Company’s financial performance. The Company does not consider the relationship between the two disclosures to be informative or material to an investor’s understanding of the Company’s business.

9.

Your business model encourages developers to download your software free of charge and utilize free proprietary features. Parts of this business model appear to rely on developers who have downloaded your software for free to then purchase paid subscriptions. Based on this description of your business model, please tell us whether key metrics for management include the utilization rate for the free downloads and/or the conversion rate of those free users into paid users. Indicate whether you know how much of the downloaded software is being actively used.

The Company respectfully advises the Staff that it does not use utilization rates for free downloads as a metric to evaluate its business. The Company typically does not have visibility into whether the product is being actively used by the customer unless the customer opts to interact with the Company. As a result, the Company cannot accurately determine how much of its downloaded software is being actively used.

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The Company further advises the Staff that it does not use conversion rates from free users to paid users as a key metric to evaluate its business. As described in the Company’s response to comment 2 received from the Staff in the July Letter, as part of the download process, the Company does not ask for information that would allow the Company to identify the user. For users who do eventually become paying customers, there can be significant variances in time for them to become paying customers. Given this, and since the Company cannot determine how much of its downloaded software is being actively used in conjunction with a paid subscription, the Company has not been able to detect a readily discernible pattern of conversion of open source and free proprietary software users into paid customers. Accordingly, the Company has determined that conversion rates are neither sufficiently consistent nor sufficiently insightful to be a meaningful metric for evaluating the Company’s business.

While the Company does not use a conversion rate to evaluate its strategy of converting open source and free proprietary software users into paying customers, the Company periodically reviews certain data on an informal basis, such as the volume of downloads of the Company’s products and the number of open source users that are members of the Company’s developer community, in order to evaluate whether the Company is successfully implementing its open source strategy.

10.

We note that Elastic Cloud customers may purchase subscriptions either on a month-to-month basis or on a committed contract of at least one year in duration. Please tell us and clarify in your disclosures whether or not you include month-to-month subscriptions in your calculation of ACV or customers. Additionally, to the extent that month-to-month subscriptions are material, disclose the proportion of subscriptions which are on a month-to-month basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 to clarify that month-to-month subscriptions are not included in the calculation of ACV. The Company has also revised the disclosure on page 68 of the Registration Statement to clarify month-to-month subscriptions are included in the calculation of total customers. The Company respectfully advises that the Staff that the proportion of month-to-month subscriptions is not a meaningful indicator or a metric that the Company uses to evaluate its business, since many of the month-to-month subscriptions have small dollar values.

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Key Factors Affecting Our Performance, page 66

11.

We note that achieving a high renewal rate for your subscriptions will be critical to your business. Based on your discussion of the net expansion rate, it is unclear what percentage of your existing customers renew their subscriptions. Tell us your consideration of providing historical renewal rates. Refer to Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that it believes that the percentage of existing customers renewing their subscriptions can be misleading as to the state of its business, as the metric is not weighted for dollars (so renewals of many small customers may obscure the fact that important large customers have not renewed) and it would not capture reductions in business with a customer (since they are not “lost”).

The Company further advises the Staff that its Net Expansion Rate metric, as described in the Registration Statement, reflects the dollar-weighted value of the Company’s subscriptions that renew. For instance, if each customer had a one-year subscription and renewed its subscription for the exact same amount, then the Net Expansion Rate would be 100%. Customers who reduced their annual subscription dollar value (contraction) or did not renew their annual subscription (attrition) would adversely affect the Net Expansion Rate. As a result, the Company respectfully submits that the Net Expansion Rate is the most useful indicator of the evolution of the Company’s business with existing customers and, as such, is the metric that the Company’s management uses to evaluate its business.

12.

You disclose that your ACV prior period value “effectively represents recurring dollars that [you] expect in the subsequent 12-month period from that group of customers.” Please tell us if prior period ACV includes contracts with remaining subscription terms of less than 12 months as of the prior period measurement date and revise your disclosure accordingly.

The Company respectfully advises the Staff that prior period ACV includes contracts with remaining subscription terms of less than 12 months as of the prior period measurement date. In response to the Staff’s comment, the Company has clarified the disclosure on page 70 of the Registration Statement by removing the statement that ACV prior period value “effectively represents recurring dollars that we expect in the subsequent 12-month period from that group of customers.” The Company has also revised the disclosure on page 70 of the Registration Statement to clarify that the Company’s Net Expansion Rate is calculated using the ACV of customers that have entered into annual, as opposed to month-to-month, subscriptions.

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13.

We note your disclosure that your net expansion rate calculation includes any growth in the value of subscriptions and is net of contraction or attrition over the prior twelve months. Tell us in more detail how you calculate net expansion rate. In particular, tell us if customers who reduce their annual subscription dollar value or do not renew their annual subscription are included or excluded from your calculation of the net expansion rate. If your net expansion rate only includes customers who have increased or maintained the value of their subscriptions, please revise your disclosure to clarify this.

As described on page 70 of the Registration Statement, the Company’s Net Expansion Rate measures expansion in existing customers’ annual subscriptions over a twelve month period. The Company respectfully advises the Staff that customers who reduce their annual subscription dollar value (contraction) or do not renew their annual subscription (attrition) are included in the Company’s calculation of the Net Expansion Rate.

Non-GAAP Financial Measures, page 75

14.

Please include substantive statements disclosing the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors. Those disclosures should be specific and substantive to each measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14, 15, 63, 64, 65, 77, 78 and 79 of the Registration Statement to disclose the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors.

15.

You disclose that you believe free cash flow and free cash flow margin provides information about the amount of cash generated from core operations that can be used for strategic initiatives, including investing in your business and selectively pursuing acquisitions and strategic investments. However, you had negative free cash flows for the year ended April 30, 2017 and your disclosure on page 80 states that you “expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future.” Please review this apparent inconsistency and revise the disclosure as appropriate.

The Company respectfully advises the Staff that it believes that historical and future trends in free cash flow and free cash flow margin, even if negative, provide useful information about the amount of cash generated (or consumed) by the Company’s operating activities that is available (or not available) to be used for strategic initiatives. For example, if free cash flow is negative, the Company may need to access cash reserves or other sources of capital to invest in strategic initiatives. Accordingly, the Company respectfully submits that it believes that the disclosures referenced in the Staff’s comment are not inconsistent.

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Contractual Obligations and Commitments, page 81

16.

We note that you have entered into non-cancellable capacity commitments with a hosting infrastructure vendor for a total cost of $37.5 million over the subsequent three years. Please identify the counterparty and describe the material terms of this agreement.

The Company respectfully advises the Staff that it has reviewed its agreements and arrangements with the hosting infrastructure vendor, and, based on that review, believes that the agreement with the hosting infrastructure vendor constitutes a contract in the Company’s ordinary course of business. Furthermore, the Company believes that the material terms of the agreements consist of the amount of the Company’s minimum commitment and the term of the agreement, the disclosure of which has been clarified and expanded on page 86 of the Registration Statement.

The hosting infrastructure vendor provides the Company with computing and storage capacity. While the hosting infrastructure vendor is a leading provider of cloud-based storage solutions, other companies provide comparable offerings (both cloud-based and traditional options), including companies with resources that are substantially similar to the hosting infrastructure vendor. In light of the foregoing, the Company believes that several other companies could provide the Company with services that are substantially similar to those it receives from the hosting infrastructure vendor, at a cost to the Company that is comparable to, or not materially higher than, the cost incurred with the hosting infrastructure vendor. Further, if the Company were to receive notice from the hosting infrastructure vendor of its intent to terminate its agreement with the Company without cause, the Company believes that the agreement’s two year notice period for such termination would facilitate an orderly transition.

Therefore, for the reasons noted above, the Company respectfully submits to the Staff that the identity of the hosting infrastructure vendor is not material to the Company.

Business

Competition, page 106

17.

We note your statement that Google Site Search and Google Search Appliance are no longer being sold by Google. For context, please also disclose that Google now offers the Google Custom Search Engine and Google ElasticSearch or advise.

In response to the Staff’s comment, the Company has disclosed on pages 18 and 115 of the Registration Statement that Google offers the Google Custom Search Engine. With respect to

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the Elasticsearch offering running on Google, the Company respectfully advises the Staff that such offering is the Company’s own Elasticsearch Service hosted on Google Cloud Platform, as described on page 109 of the Registration Statement.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-4

18.

Your subscription revenue line item appears to include both product (i.e., licenses) and service arrangements (i.e., support and SaaS subscriptions). Please tell us what consideration you gave to separately stating net sales of tangible products and revenues from services and the cost of tangible products sold and cost of services in accordance with Rule 5-03(b)1 and (b)2 of Regulation S-X.

The Company respectfully advises the Staff that the Company has given consideration to Rule 5-03(b)1 and (b)2 of Regulation S-X. The Company primarily generates revenue from the sale of subscriptions, which include access to proprietary features for the duration of the subscription, and maintenance and support on not only these proprietary features but also on free open source features. The Company does not generally sell its proprietary software separately.

Subscriptions may be managed by the customer or hosted by the Company. To the extent customers manage these subscriptions themselves, the free and paid proprietary features are enabled through a license for the term of the subscription agreements. For customers who access features through the Company’s hosted service, there is no license. However, customers receive substantially similar features and support between the two consumption formats.

Customers contract with the Company for the purchase of subscriptions and they are invoiced for subscriptions. Internally within the Company, significant operating decisions, such as pricing of offerings and sales compensation, are based on the entire value of the subscription. The Company measures its customer relationships based on the ACV of subscriptions. Since the Company does not generally sell its proprietary software separately, and the customer receives substantially similar features regardless of the consumption format, the Company does not discretely focus on the value of a license in making significant operating decisions. Accordingly, the Company believes that it derives substantially all of its revenue from services in accordance with item (d) of Rule 5-03(b)1.

The Company respectfully submits that the recognition of license revenue on self-managed subscriptions is the result of proprietary features being identified as a separate performance obligation under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Since these features are deemed functional in nature, the Company recognizes term license revenue at the time access to these features is provided to the customer. A portion of the subscription contract value is allocated to these features based on a relative allocation that involves estimating the standalone selling price for these features. This amount is recognized as license revenue.

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Based on the above nature of the Company’s revenue being derived from subscriptions and considering the guidance in Rule 5-03 of Regulation S-X, the Company believes it is appropriate to continue to present subscription revenue on the income statement. However, the Company acknowledges that a breakdown of self-managed and hosted subscriptions including further disclosure of the amount of license revenue recorded under ASC 606 may provide useful information for investors. Accordingly, on page F-17 of the Registration Statement, the Company has provided disaggregated revenue disclosures, including a tabular presentation of revenue with a comprehensive breakdown of revenue across its service lines, disclosing license revenue and total revenue from self-managed subscriptions, and revenue from hosted subscriptions and other services, as required under ASC 606. The Company believes that this presentation helps to clarify the Company’s revenue recognition timing for its various performance obligations.

The Company further advises the Staff that there are no direct costs associated with license revenue. The cost of subscription revenue comprises hosting costs, costs associated with its support organization, and the amortization of acquired intangible assets. These costs are currently presented on an aggregated basis under the caption “Cost of revenue - subscription” to align with the presentation of aggregate subscription revenue. The hosting and support costs do not relate to license revenue, and the amortization expense would have a negligible allocation to cost of license revenue.

Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-14

19.

We note that you offer consulting and trainings as part of your services offerings. Please tell us over what period of time you typically provide these services and how you determined that point in time revenue recognition was appropriate. Refer to FASB ASC 606-10-25-23 through 25-30.

The Company respectfully advises the Staff that the Company’s consulting services consist of time-based arrangements, and revenue is recognized as these services are performed. Revenue from training services is recognized on the dates these services are complete. In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and F-17 of the Registration Statement to elaborate on the nature of services and the timing of recognition.

20.

You indicate that the your “solutions are designed to run on premises, in public or private clouds, or in hybrid environments.” Please tell us if you provide hybrid solutions to customers and, if so, explain to us how you recognize revenue for these

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types of hybrid arrangements. Indicate whether these arrangements include multiple promises and, if so, how you determined whether these promises are distinct. See FASB ASC 606-10-25-19.

The Company respectfully advises the Staff that the Company does not currently provide hybrid solutions to customers. Some of the Company’s customers may choose to run its solutions in their own hybrid environments allowing them flexibility to move between private and public clouds.

Deferred Contract Acquisition Costs, page F-17

21.

We note that you derive a significant portion of your revenue from renewals of existing subscriptions, including subscriptions on a month-to-month basis and committed contracts of at least one year. Please tell us, and disclose as appropriate, if additional sales commissions are paid upon subscription renewal, and, if so, whether such amounts are commensurate with the initial commissions. Please also disclose how commissions paid for renewals are considered in your period of benefit for the initial commission. Finally, disclose the period of time over which you amortize commission costs related to contract renewals. Refer to FASB ASC 340-40-35-1 and 340-40-50-2.

The Company respectfully advises the Staff that commissions are paid on the renewal of contracts and that these are considered commensurate with the commissions paid for the acquisition of the initial subscription contract given that there is no substantive difference in commission rates between new and renewal contracts. Both commissions paid on the initial acquisition of a contract and commissions paid related to renewal of a contract are deferred and amortized in a manner consistent with the revenue recognized on the respective contract and over a similar period of time, typically between one and three years.

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Registration Statement to disclose the sales commissions paid on renewal of contracts and the period of amortization for sales commissions.

Note 4—Business Combinations, page F-23

22.

We note that the fair value of the ordinary shares issued as part of the consideration paid for your acquisitions was “based on an independent valuation.” Please describe to us the nature and extent of the valuation expert´s involvement and management´s reliance on the work of the valuation expert. For guidance, please refer to Question 141.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Registration Statement to clarify that the Company’s board of directors determines the fair value of the ordinary shares issued as part of the consideration paid for its acquisitions based on numerous subjective and objective factors, including, but not limited to, the contemporaneous independent valuation performed by an independent valuation firm.

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General

23.

We refer to the Investors’ Rights Agreement filed as Exhibit 4.1 to the registration statement. Please revise your disclosure in the registration statement to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the Investors’ Rights Agreement, rather than claims under the United States federal securities laws and do not prevent shareholders of the company who are parties to the agreement from pursuing claims under the United States federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Registration Statement to clarify that the arbitration provisions relate to the claims arising out of the contractual relationship created by the Investors’ Rights Agreement, rather than claims under the United States federal securities laws and do not prevent shareholders of the company who are parties to the agreement from pursuing claims under the United States federal securities laws.

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company is supplementally providing the Staff under separate cover with a copy of all written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), presented by the Company or anyone authorized to do so on the Company’s behalf to potential investors in reliance on Section 5(d) of the Securities Act.

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25.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company is supplementally providing the Staff under separate cover with a copy of the artwork that the Company intends to use in the prospectus. The Company acknowledges the Staff’s comment that upon review of such materials, the Staff may have further comments.

***

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4658 or sbernard@wsgr.com, or my colleague, Andrew D. Hoffman at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Steven V. Bernard
Steven V. Bernard

cc:	Shay Banon, Elastic N.V.

Janesh Moorjani, Elastic N.V.

W. H. Baird Garrett., Elastic N.V.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Tina Knauss, PricewaterhouseCoopers LLP